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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                                 (RULE 14D-100)

                             TENDER OFFER STATEMENT
                PURSUANT TO SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                               DATA TRANSMISSION
                              NETWORK CORPORATION
                       (NAME OF SUBJECT COMPANY (ISSUER))
                            ------------------------

                     VS&A COMMUNICATIONS PARTNERS III, L.P.
                          DTN ACQUISITION CORPORATION
                                 VS&A-DTN, LLC
                      (NAMES OF FILING PERSONS (OFFERORS))
                            ------------------------

                         COMMON STOCK, $0.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                   238017017
                         (CUSIP NUMBER OF COMMON STOCK)
                            ------------------------

                              JONATHAN D. DRUCKER
                     VS&A COMMUNICATIONS PARTNERS III, L.P.
                                350 PARK AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 935-4990
          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
        RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)
                            ------------------------

                                    COPY TO:

                               BERTRAM A. ABRAMS
                               PROSKAUER ROSE LLP
                                 1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                            ------------------------

                           CALCULATION OF FILING FEE

-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------
              TRANSACTION VALUATION*                               AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
                   $396,776,724                                           $79,355
-------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------

 * Estimated for purposes of calculating the amount of the filing fee only. The amount assumes the purchase of 13,681,956 shares of common stock, $0.001 par value (the "Shares"), of Data Transmission Network Corporation, at a price per Share of $29.00 in cash. Such aggregate number of Shares represents all the Shares outstanding on a fully-diluted basis as of March 1, 2000. The amount of the filing fee, calculated in accordance with Regulation 240.0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

           Amount Previously Paid:  None                       Filing Party:  N/A
           Form or Registration No.:  N/A                      Date Filed:  N/A

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
   [X]  third-party tender offer subject to Rule 14d-1.
   [ ]  issuer tender offer subject to Rule 13e-4.
   [ ]  going-private transaction subject to Rule 13e-3.
   [ ]  amendment to schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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

                                  TENDER OFFER

     This Tender Offer Statement on Schedule TO ("THIS STATEMENT") relates to a third-party tender offer by DTN Acquisition Corporation, a Delaware corporation (the "PURCHASER"), VS&A-DTN, LLC a Delaware Corporation ("VS&A-DTN") and VS&A Communications Partners III, L.P. (the "PARENT"), to purchase all shares of common stock, par value $0.001 per share (the "SHARES"), of Data Transmission Network Corporation, a Delaware corporation (the "COMPANY"), at $29.00 per Share, net to the Seller in cash, on the terms and subject to the conditions contained in the Offer to Purchase, dated March 17, 2000 (the "OFFER TO PURCHASE"), and in the related Letter of Transmittal, copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively (which collectively constitute the "OFFER").

ITEM 1.  SUMMARY TERM SHEET

     The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2.  SECURITY AND SUBJECT COMPANY

     (a) The name of the subject company is Data Transmission Network Corporation, a Delaware corporation. The address of the Company's principal executive offices is 9110 West Dodge Road, Suite 200, Omaha, Nebraska 68114

     (b) The class of securities to which this statement relates is the common stock, par value $.001 per share, of which 12,019,986 shares were issued and outstanding as of March 1, 2000. The information set forth on the cover page under "Introduction" in the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON

     (a) -- (b) This Statement is filed by the Purchaser, the Parent and VS&A-DTN. The information set forth on the cover page, in "Introduction", in
Section 9 and in Schedule I of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 8 and Schedule I of the Offer to Purchase is incorporated herein by reference. During the last five years, none of the Purchaser, the Parent, VS&A-DTN, any person directly or indirectly controlling the Parent, VS&A-DTN or the Purchaser and described in Section 8 of the Offer to Purchase, nor, to the Purchaser's, the Parent's and VS&A-DTN's knowledge, any of the persons listed in Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

ITEM 4.  TERMS OF TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY

     (a) None.

     (b) The information set forth in "Introduction" and in Sections 9, 10 and 11 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDERS

     (a), (c)(1), (4)-(7) The information set forth in "Introduction" and in Sections 10, 11, 12, 13 and 14 of the Offer to Purchase is incorporated herein by reference.

     (c)(2)-(3) Not applicable.

ITEM 7.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information set forth in Section 9 of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY

     (a) and (b) The information set forth in "Introduction" and in Section 8 of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

     The information set forth in Section 17 of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  FINANCIAL STATEMENTS

     The information set forth in Section 7 of the Offer to Purchase is incorporated herein by reference.

ITEM 11.  ADDITIONAL INFORMATION

     (a) The information set forth in Sections 11, 13 and 16 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference.

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS

(a)(1)   Offer to Purchase, dated March 17, 2000.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Form of Summary Advertisement, dated March 17, 2000.
(a)(8)   Text of Press Release, dated March 3, 2000.
(b)      None.
(d)(1) Agreement and Plan of Merger, dated as of March 3, 2000, among VS&A-DTN, LLC, DTN Acquisition Corporation, VS&A
         Communications Partners III, L.P. and Data Transmission
         Network Corporation.
(d)(2)   Voting Agreement, dated as of February 17, 2000, between
         Peter H. Kamin (individually and on behalf of Peak
         Management, Inc. and Peak Limited Partnership) and VS&A
         Communications Partners III, L.P.
(d)(3)   Voting Agreement, dated as of February 17, 2000, between
         Anthony S. Jacobs and VS&A Communications Partners III, L.P.
(d)(4)   Voting Agreement, dated as of February 17, 2000, between
         Weitz Series Fund, Inc. -- Value Fund and VS&A
         Communications Partners III, L.P.
(d)(5)   Voting Agreement, dated as of February 17, 2000, between
         Weitz Series Fund, Inc. -- Hickory Fund and VS&A
         Communications Partners III, L.P.
(d)(6)   Voting Agreement, dated as of February 17, 2000, between
         Weitz Partners III Limited Partnership and VS&A
         Communications Partners III, L.P.
(d)(7)   Voting Agreement, dated as of February 17, 2000, between
         Weitz Partners, Inc. -- Partners Value Fund and VS&A
         Communications Partners III, L.P.
(d)(8)   Voting Agreement, dated as of February 17, 2000, between
         Roger Brodersen and VS&A Communications Partners III, L.P.
(d)(9)   Voting Agreement, dated as of March 3, 2000, between Acorn
         Investment Trust and VS&A Communications Partners III, L.P.
(d)(10)  Voting Agreement, dated as of March 3, 2000, between Wanger
         Advisors Trust and VS&A Communications Partners III, L.P.
(d)(11)  Voting Agreement, dated as of March 3, 2000 between Wanger
         Asset Management, L.P. and VS&A Communications Partners III,
         L.P.
(d)(12)  Voting Agreement, dated as of February 17, 2000, between DTN
         401(k) Plan (First National Bank of Omaha) and VS&A
         Communications Partners III, L.P.
(d)(13)  Letter Agreement, dated as of March 15, 2000, between VS&A
         Communications Partners III, L.P. and Data Transmission
         Network Corporation
(g)      None.
(h)      None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: March 17, 2000

                                      DTN ACQUISITION CORPORATION

                                      By:       /s/ S. GERARD BENFORD
                                         ---------------------------------------
                                         Name: S. Gerard Benford
                                         Title: Vice President and Treasurer

                                      VS&A-DTN, LLC

                                      By: VS&A COMMUNICATIONS PARTNERS III, L.P.

                                         By: VS&A EQUITIES III, L.L.C.

                                             By:  /s/ S. GERARD BENFORD
                                             -----------------------------------
                                             Name: S. Gerard Benford
                                             Title: Managing Member and Vice
                                                 President

                                              VS&A COMMUNICTIONS PARTNERS III,
                                              L.P.

                                           By: VS&A EQUITIES III, L.L.C.

                                              By: /s/ S. GERARD BENFORD
                                             -----------------------------------
                                             Name: S. Gerard Benford
                                             Title: Managing Member and Vice
                                                  President

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                       EXHIBIT DESCRIPTION
-------                      -------------------
(a)(1)   Offer to Purchase, dated March 17, 2000.
(a)(2)   Letter of Transmittal.
(a)(3)   Notice of Guaranteed Delivery.
(a)(4)   Letter to Brokers, Dealers, Commercial Banks, Trust
         Companies and Other Nominees.
(a)(5)   Letter to Clients for use by Brokers, Dealers, Commercial
         Banks, Trust Companies and Other Nominees.
(a)(6)   Guidelines for Certification of Taxpayer Identification
         Number on Substitute Form W-9.
(a)(7)   Form of Summary Advertisement, dated March 17, 2000.
(a)(8)   Text of Press Release, dated March 3, 2000.
(b)      None.
(d)(1)   Agreement and Plan of Merger, dated as of March 3, 2000,
         among VS&A-DTN, LLC, DTN Acquisition Corporation, VS&A
         Communications Partners III, L.P. and Data Transmission
         Network Corporation.
(d)(2)   Voting Agreement, dated as of February 17, 2000, between
         Peter H. Kamin (individually and on behalf of Peak
         Management, Inc. and Peak Limited Partnership) and VS&A
         Communications Partners III, L.P.
(d)(3)   Voting Agreement, dated as of February 17, 2000, between
         Anthony S. Jacobs and VS&A Communications Partners III, L.P.
(d)(4)   Voting Agreement, dated as of February 17, 2000, between
         Weitz Series Fund, Inc. -- Value Fund and VS&A
         Communications Partners III, L.P.
(d)(5)   Voting Agreement, dated as of February 17, 2000, between
         Weitz Series Fund, Inc. -- Hickory Fund and VS&A
         Communications Partners III, L.P.
(d)(6)   Voting Agreement, dated as of February 17, 2000, between
         Weitz Partners III Limited Partnership and VS&A
         Communications Partners III, L.P.
(d)(7)   Voting Agreement, dated as of February 17, 2000, between
         Weitz Partners, Inc. -- Partners Value Fund and VS&A
         Communications Partners III, L.P.
(d)(8)   Voting Agreement, dated as of February 17, 2000, between
         Roger Brodersen and VS&A Communications Partners III, L.P.
(d)(9)   Voting Agreement, dated as of March 3, 2000, between Acorn
         Investment Trust and VS&A Communications Partners III, L.P.
(d)(10)  Voting Agreement, dated as of March 3, 2000, between Wanger
         Advisors Trust and VS&A Communications Partners III, L.P.
(d)(11)  Voting Agreement, dated as of March 3, 2000 between Wanger
         Asset Management, L.P. and VS&A Communications Partners III,
         L.P.
(d)(12)  Voting Agreement, dated as of February 17, 2000, between DTN
         401(k) Plan (First National Bank of Omaha) and VS&A
         Communications Partners III, L.P.
(d)(13)  Letter Agreement, dated as of March 15, 2000, between VS&A
         Communications Partners III, L.P. and Data Transmission
         Network Corporation
(g)      None.
(h)      None.